MAIL STOP 05-11

      April 28, 2005


Mr. Song Ru-Hua
Principal Executive Officer
Top Group Holdings, Inc.
1398 Monterey Pass Road
Monterey Park, CA  91754


Re:	Top Group Holdings, Inc.
      File Number 000-32341
      Form 10-KSB filed 03/15/05


Dear Mr. Song:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. We note that the independent auditor`s report on your financial statements is not signed. Please amend the filing to include a signed audit report which clearly indicates the name of the independent accountant. Also, the audit report should be revised to eliminate the quotation marks in the report, as well as the reference to PCAOB Auditing Standard No. 1. Accordingly, the first sentence of the second paragraph of the report should be revised to state:
"We
conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States)." Please discuss with your auditor and revise the report accordingly.

2. We note your disclosure regarding the changes in accountants in
Item 8. Please note that your disclosure does not meet the requirements of Item 304 of Regulation S-B. Based on your disclosures, we believe that two separate filings under Item 4.01 of
Form 8-K are required. The first 8-K relates to the change from Michael Johnson & Co. to Joseph Mao, and the second 8-K relates to the change from Joseph Mao back to Michael Johnson & Co. Each filing will need to include a letter from the former accountant stating its agreement or disagreement with the matters discussed in the filing.
Please see Item 304 of Regulation S-B and Item 4.01 of Form 8-K, and make the required filings as soon as possible, but no later than May
12, 2005. Lastly, please note that it is not necessary to amend the disclosures in the 10-KSB relating to the changes in accountants.

3. We note your disclosure under Item 8A that you completed your most recent evaluation of the effectiveness of your disclosure controls and procedures "within 90 days of the date of this Annual Report on
Form 10-KSB." As Rule 13a-15 of the Exchange Act requires such evaluation to be performed as of the end of each fiscal quarter, please amend the Form 10-KSB to confirm your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report (December 31, 2004). Additionally, please confirm supplementally that your future evaluations will be performed as of the end of each fiscal quarter.

4. Please file amended certifications for your CEO and CFO under
Section 302 of the Sarbanes-Oxley Act, which are Exhibits 31.1 and
31.2 to your Form 10-KSB. Note that the certifications that were filed with your 10-KSB are not compliant with Item 601 of Regulation
S-B, because they exclude required disclosures relating to internal controls over financial reporting, and incorrectly refer to an evaluation of disclosure controls and procedures within 90 days prior to the filing of the Annual Report. Lastly, please note that the date on the original certifications was incorrect.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please make appropriate revisions in response to these comments. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than May 12, 2005. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

      You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,


						Tia Jenkins
						Senior Assistant Chief Accountant
						Office of Emerging Growth Companies
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